Exhibit 99.1

BioMed| May 12, 2022

2 This communication is not a prospectus or offer of securities for subscription or sale in any jurisdiction. This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “ expect, ” “ believe, ” “ intend, ” “ plan, ” “ continue, ” “ may, ” “ will, ” “ anticipate, ” and similar expressions are intended to identify forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding execution of an additional agreement with the Max Planck Society and the University Medical Center Göttingen ; the therapeutic and commercial potential of nanosized antibodies ( NanoAbs ) ; and the timing of proof - of - concept studies and clinical trials in NanoAbs . These forward - looking statements reflect management ’ s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd . Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met ; the risk of a delay in the preclinical and clinical data for NanoAbs, if any ; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank ; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all ; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax ; risks relating to the COVID - 19 (coronavirus) pandemic ; BiondVax ’ s ability to acquire rights to additional product opportunities ; BiondVax ’ s ability to enter into collaborations on terms acceptable to BiondVax or at all ; timing of receipt of regulatory approval of BiondVax ’ s manufacturing facility in Jerusalem, if at all or when required ; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “ Risk Factors ” in the Company's Annual Report on Form 20 - F filed with the Securities and Exchange Commission on March 28 , 2022 . BiondVax undertakes no obligation to revise or update any forward - looking statement for any reason . SAFE HARBOR STATEMENT

3 Tammy Ben Yedidia, PhD BiondVax CSO & clinical management 3 A GENDA The Science of NanoAbs BiondVax’s 1 st product under development NanoAb pipeline potential Q&A

4 Pipeline development • Research collaboration agreement with Max - Planck - Gesellschaft and Universitätsmedizin Göttingen (UMG) for generation of innovative NanoAbs for BiondVax ’ s drug development pipeline • COVID - 19 NanoAb development • Tech Transfer ongoing, equipment acquired, manufacturing process development, preparations for GMP process scale up. People • Hired additional R&D, manufacturing, and other staff to support NanoAb program • Still hiring! – see in our website www.BiondVax.com 4 E STABLISHING B IOND V AX ’ S OWN N ANO A B P LATFORM

5 COLLABORATION WITH MAX PLANCK & UMG • World - class science & access to leading scientists • NanoAb platform for development of promising potent therapeutics • Patents covering NanoAbs & their manufacturing • R&D knowledge, capabilities • Biosafety level 3 lab BIONDVAX MAX PLANCK & UMG Capabilities to develop significant clinical and commercial advantages • Infectious disease & recombinant protein drug development experience: from lab to Phase 3 clinical trial • Manufacturing, quality, int ’ l regulatory experience • GMP NanoAb manufacturing facility • Top - tier big pharma & biotech leadership expertise Exclusive worldwide license for COVID - 19 asset & option to exclusively license additional NanoAbs generated & initially characterized through collaboration

Targeting SARS - CoV - 2 with NanoAbs Severe acute respiratory syndrome coronavirus 2 (SARS - CoV - 2 ) is a novel coronavirus responsible for causing the coronavirus disease 2019 (COVID - 19 ) pandemic To date, there are limited therapeutic options to treat mild to moderate COVID - 19 • COVID - 19 NanoAb is engineered to act against the SARS - CoV - 2 receptor binding domain (RBD) • By blocking the surface spike protein/RBD, the virus is neutralized • COVID - 19 NanoAb shows high affinity and thermostability • COVID - 19 NanoAb shall be developed as inhalable therapy Adapted from : Wagner et al. 2021 ; https://doi.org/ 10.15252 /embr. 202052325 * NANOBODY is a registered trademark of Ablynx N.V./Sanofi

Huge NanoAb‘s libraries




VH1
VH1
VL1
CH1
CL1
CH2
CH2
CH3
CH3

Conventional
Antibody (IgG)
150kD


Hybridoma clones

~10^3




VH1

NanoAb
15kD


Bacteriophages

~10^8
(100 million)

Strongest binders

8 Highly thermostable nanoAbs For any clinical application, antibodies need to be stable enough to survive the lengthy process of production, purification as well as storage . Best predictor for being developable: thermostability.

Our 1 st Product: Inhaled NanoAbs for COVID - 19 • VHHs also known as nanobodies* are single - domain antibodies characterized by a single peptide chain for antigen binding (originally identified in camelids) * NANOBODY is a registered trademark of Ablynx N.V./Sanofi • Indication: for the treatment of mild to moderate COVID - 19 patients. • Intended population: mild to moderate COVID - 19 patients at risk to develop severe disease • Advantage: Self inhaled neutralizing NanoAbs for home treatment, to prevent deterioration and hospitalization

Extreme Cross - strain Neutralization • Infection and treatment of Vero cells • Neutralization at PicoMolar range • Wide coverage 72 h Infection + NanoAb NanoAb Concentration

NanoAbs protected hamsters from COVID - 19

L arge - Scale production in Pichia pastoris Batch fermentation: up to 9 g per liter culture → kg yields in a standard 1000 liter fermenter NanoAb 10 15 20 25 30 40 50 60 70 85 10 0 kDa 0.5 µl Supernatant

13 Advantages of NanoAbs ‣ Choice from 10 8 library ‣ Extreme affinities ‣ Neutralizing receptor binding ‣ Extreme thermostability ‣ Rapid development ‣ Affordable production

14 COVID - 19 MARKET CONTINUES TO GROW -- AUTHORED BY THE SCIENTIFIC LEADS OF OUR MAX PLANCK COLLABORATION (3) 4 M cases 2 M Initial waves Jan 2020 Jun Jan 2021 Jun Jan 2022 1 . New England Journal of Medicine. https://www.nejm.org/doi/full/10.1056/NEJMp2118468 . | 2. WHO “ SARS - CoV - 2 is unlikely to be eliminated, let alone eradicated; it will probably continue to circulate indefinitely in periodic outbreaks and endemics. -- ANTHONY FAUCI, December 2021 . (1) Delta Omicron Worldwide COVID - 19 Cases REPORTED DAILY AS OF MARCH 31 , 2022 (2) 3 M 1M

15 S UCCESSFUL N EUTRALIZATION UPON INHALATION 1. Technology transfer successful: we produced the NanoAb in Pichia passed it through an inhaler and showed neutralization 2. Max - Planck selected a NanoAb that covers Omicron, this will be used in our First - in - human trial in 2023 S UCCESSFUL N EUTRALIZATION OF O MICRON

16 PLAN S TOWARDS FIH 1. Large - Scale controlled production of the NanoAbs in Pichia pastoris 2. Show efficacy in a therapeutic model: – Infection of hamsters – 5 days therapy by inhalation – Evaluation of efficacy by • Weight monitoring • Viral load determination • Lung histopathology (toxicology indication) • Blood sampling 3. GLP Toxicology in rat model 4. First in human trial to confirm safety and efficacy of inhaled NanoAb Proof of concept, efficacy in hamsters

17 CREATING AN INNOVATIVE NANOAB PIPELINE Extending from a promising COVID - 19 therapeutic … • Validated targets of existing mAb treatments • Short time to value generation, lower risk than mAbs • Large markets growing at attractive CAGRs COVID 19 Lead candidate demonstrating strong competitive edge (1) ASTHMA PSORIASIS PSORIATIC ARTHRITIS MACULAR DEGEN … to multiple, significant de - risked opportunities 1 . Based on laboratory research at Max Planck Institute for Biophysical Chemistry (MPG) and University Medicine Göttingen (UM G);

18 K EY M ESSAGES : • B IOND V AX IS ADVANCING & HIRING • D EVELOPING N ANO A BS FOR COVID - 19 TREATMENT & BUILDING OUR OWN PIPELINE • A FFORDABLE PRODUCTION AT OUR OWN MANUFACTURING FACILITY • S UCCESSFUL TECH TRANSFER • O MICRON COVERAGE

THANK YOU



BIONDVAX.COM
Contact: Tammy Ben-Yedidia, CSO & Clinical management
benyedidia@biondvax.com +972.8.930.2529

BiondVax ’ s GMP Manufacturing and R&D Facility • Equipped to produce recombinant protein products such as NanoAb • Single - use equipment enables: - Adaptable manufacturing processes for entire NanoAb pipeline - Quicker lead times - Faster time - to - market for new products • Designed to meet FDA and EMA reqs & approved cGMP by Israel MoH & EU QP • Capacity: 10 ’ s of millions doses / year BiondVax ’ s GMP Biologics Manufacturing Facility | Jerusalem Well - suited for NanoAb drug development, clinical supplies AND commercial production

Extreme anti - viral potency of COVID - 19 NanoAbs Infection, fluorescence imaging

Extreme virus - neutralizing potency explained by X - ray structure NanoAb RBD (surface representation) NanoAb RBD cartoon surface NanoAb RBD & ACE 2 Frontal clashes with RBD - bound ACE 2